EXHIBIT 77D

FOR RIVERSOURCE TAX-EXEMPT HIGH INCOME FUND:

At a Board meeting held on April 11-12, 2007, the existing non-fundamental investment policy related to margin and selling short was revised to state that the Fund will not buy on margin or sell short, except in connection with derivative instruments.